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                                                                  EXHIBIT 99.11

                               [LOGO] First Union

                                  FIRST UNION
                  REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                   125 PARK AVENUE, NEW YORK, NEW YORK 10017

        Notice to Holders of Series A Cumulative Convertible Redeemable
                    Preferred Shares of Beneficial Interest

                                                               October 31, 2002

To Our Preferred Shareholders:

   Enclosed is a proxy statement-prospectus relating to the proposed merger of First Union Real Estate Equity and Mortgage Investments with and into Gotham Golf Corp (the "PROPOSED TRANSACTION"). The proposed transaction is subject to the approval of the holders of the common shares of beneficial interest, par value $1.00 per share, of First Union. If the proposed transaction is approved by such holders and is completed, each share of First Union Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $25.00 per share (each, a "FIRST UNION CONVERTIBLE PREFERRED SHARE") outstanding immediately prior to the completion of the proposed transaction will be converted into the right to receive one share of Gotham Golf Corp Series A Cumulative Convertible Redeemable Preferred Stock, par value $25.00 per share (each, a "GOTHAM GOLF CORP CONVERTIBLE PREFERRED SHARE"), as more fully described in the proxy statement-prospectus. Your approval of the proposed transaction is neither requested nor required.

   To exchange certificates of First Union convertible preferred shares for shares of Gotham Golf Corp convertible preferred shares, the registered holder of the First Union convertible preferred shares must properly complete the brown Letter of Transmittal attached to this proxy statement-prospectus and send it, along with the certificates representing your First Union convertible preferred shares, to the address specified on the brown Letter of Transmittal.

   It is expected that the proposed transaction will be completed shortly after December 6, 2002.

   The attached proxy statement-prospectus contains a description of the proposed transaction and the material terms of the Gotham Golf Corp convertible preferred shares. You should read the proxy statement-prospectus carefully for information that may be relevant to you.

Sincerely,

             William A. Ackman,         Neil Koenig,
             CHAIRMAN, BOARD OF         CHIEF FINANCIAL OFFICER
             TRUSTEES